As filed with the Securities and Exchange Commission on July 29, 2024	Registration No. 333-223710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________
POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
______________
Meta Data Limited
(Exact name of issuer of deposited securities as specified in its charter)
______________
Not Applicable
(Translation of issuer’s name into English)
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Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
____________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
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1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
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Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 (302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:
Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 +1 (212) 530 2210	Melissa Butler, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1502
______________________________
It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒
______________________________

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee(3)
American Depositary Shares, each representing 10 Class A ordinary shares of Meta Data Limited	N/A	N/A	N/A	N/A
[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

[3]	Previously paid.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE
This Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 (Registration No. 333-223710) is being filed solely to (i) effect a ratio change for each American Depositary Share so that the new ratio shall be one (1) American Depositary Share to ten (10) Class A ordinary shares of Meta Data Limited and (ii) make corresponding changes reflecting the ratio change to the previously filed Deposit Agreement.
PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Amendment No. 3 to the Deposit Agreement filed as Exhibit (a)(iv) to this Post-Effective Amendment to the Registration Statement on Form F-6 (File No.333-223710) previously filed by the Registrant, which is incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16
	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Articles 6 and 10;
Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly	Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities	Face of Receipt – Article 9

Item 2. AVAILABLE INFORMATION
Meta Data Limited (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the U.S. Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)(i)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”). — Previously filed as Exhibit (a) to Form F-6 (File No. 333-223710) and incorporated herein by reference.

(a)(ii)	Amendment No. 1 to the Deposit Agreement— Previously filed as Exhibit (a)(ii) to Post-Effective Amendment No. 1 to Form F-6 (File No. 333-223710) and incorporated herein by reference.

(a)(iii)	Amendment No. 2 to the Deposit Agreement— Previously filed as Exhibit (a)(iii) to Post-Effective Amendment No. 2 to Form F-6 (File No. 333-223710) and incorporated herein by reference.

(a)(iv)	Amendment No. 3 to the Deposit Agreement— Filed herewith as Exhibit (a)(iv).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to Form F-6 (File No. 333-223710).

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages.

Item 4. UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post- Effective Amendment No. 3 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 29, 2024.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for Class A ordinary shares, par value US$0.0005 per share of Meta Data Limited.
Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Kelvyn Correa
Name: Kelvyn Correa
Title: Director

By:	/s/ Michael Tompkins
Name: Michael Tompkins
Title: Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Meta Data Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on July 29, 2024.
Meta Data Limited

By:	/s/ Xiaoming Li
	Name:	Xiaoming Li
	Title:	Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Xiaoming Li and Chee Jiong Ng, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act, this Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 has been signed by the following persons on July 29, 2024, in the capacities indicated.
Signature		Title

/s/ Xiaoming Li		Chairman of the Board of Directors and Chief Executive Officer
Name:	Xiaoming Li

/s/ Yanyi Tang		Director
Name:	Yanyi Tang

/s/ Shengcong Ma		Director
Name:	Shengcong Ma

/s/ Mengchu Zhou		Director
Name:	Mengchu Zhou

/s/ Robert Angell		Director
Name:	Robert Angell

/s/ Abbie Li		Director
Name:	Abbie Li

/s/ Chee Jiong Ng		Chief Financial Officer
Name:	Chee Jiong Ng

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Meta Data Limited, has signed this Post-Effective Amendment No. 3 to the Registration Statement on Form F-6 in Newark, Delaware, United States of America on July 29, 2024.
Puglisi & Associates

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

Index to Exhibits
Exhibit	Document
(a)(iv)	Amendment No. 3 to the Deposit Agreement
(e)	Rule 466 Certification